Supportingsmallbusiness, Inc.

15 Gottenham St.

Glebe NSW

Australia 2037

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Supportingsmallbusiness, Inc.
Registration Statement on Form S-1 File No. 333-208301

January 27, 2017

Ladies and Gentlemen:

On May 11, 2016, Supportingsmallbusiness, Inc., a New Jersey corporation (the “Company”), filed Registration Statement No. 333-208301 on Form S-1, as amended, (together with the exhibits and amendments thereto), (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement.

The Company requests that such consent be granted on the grounds that the Company has determined for business reasons not to proceed with the offering described in the S-1 Registration Statement. The Company confirms that no securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

If you have any questions regarding this request for withdrawal, please contact the law firm of Befumo & Schaeffer, PLLC at (202) 669-0619.

Sincerely, SUPPORTINGSMALLBUSINESS INC.

By	/s/ George Sparsis
George Sparsis
President, Treasurer, Director